VIA EDGAR

March 29, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mary Mast, Frank Wyman, Christine Adams and Patrick Gilmore
Division of Corporation Finance
Office of Healthcare and Insurance

RE:	Horizon Pharma plc
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 28, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed November 7, 2018
File No. 001-35238

Dear Ms. Mast, Mr. Wyman, Ms. Adams and Mr. Gilmore,

Horizon Pharma Public Limited Company (the “Company”, “we”, “our”) sets forth below its responses to the supplemental oral comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) during telephone calls with you on March 6, 2019 and March 14, 2019, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (“2017 Form 10-K”), as filed on February 28, 2018, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, as filed on November 7, 2018. To facilitate your review, we have included in bold italics below a summary of the Staff’s oral comments from you on March 6, 2019 and March 14, 2019.

Accounting for Intangible Assets and Contingent Royalty Liabilities Acquired as Part of Business Combinations and Related Non-GAAP Financial Measures

1.	Please provide us the following information:

•	Describe your intentions regarding a change in accounting principle related to your accounting for intangible assets and contingent royalty liabilities acquired as part of business combinations.
•	Describe the process for obtaining a preferability letter from your auditors.
•

Describe the impacts that this change in accounting principle is expected to have on both your accounting under U.S generally accepted accounting principles (“GAAP”) and your non-GAAP financial measures.

Response

Accounting Standards Codification 250 outlines the requirements for changes in accounting principle from one acceptable method under GAAP to another acceptable method. We are proposing to change our current method of accounting for intangible assets and contingent royalty liabilities acquired as part of business combinations to another acceptable method. We currently record these acquired intangible assets and contingent royalty liabilities separately on the balance sheet. With the proposed change in our method of accounting, we would record acquired intangible assets and contingent royalty liabilities on a net basis when we initially value and record acquired intangible assets at the time of a business combination. Both accounting methods are acceptable under GAAP. We plan to make this change in our accounting as soon as practical following the receipt of a preferability letter from our independent registered public accounting firm. In the period of the change, we will file the preferability letter as an exhibit to the periodic report filed with the SEC. The periodic report will describe why we believe the alternative method of accounting under GAAP is preferable, and include revised historical financial statements reflecting the change in accounting method.

We are currently preparing a memorandum documenting the reasons we believe the alternative method of accounting for intangible assets and contingent royalty liabilities is preferable to our current method along with revisions to our historical financial statements. We have begun the process with our independent registered public accounting firm to obtain the required preferability letter. This process includes a review of our memorandum and proposed revisions to our historical financial statements noted above.

After we have change to the new method of accounting for intangible assets and contingent royalty liabilities acquired as part of business combinations, we will no longer have contingent royalty liabilities on our balance sheet or the related accretion and remeasurements recorded in cost of goods sold. Instead, we will record royalty expense, based on each period’s net sales, as part of cost of goods sold. In addition, our intangible assets and the related amortization in cost of goods sold will be lower as the result of netting the contingent royalty liability within the intangible assets. We will revise goodwill as appropriate. Our income tax provisions and deferred tax assets and/or liabilities may also change as a result of changes to our GAAP pre-tax income or loss in each period.

In addition, as a result of no longer recording separate contingent royalty liabilities and the related accretion and periodic remeasurements, we will no longer make adjustments in our non-GAAP financial measures for accretion of royalty liabilities, remeasurement of royalties and royalties for medicines acquired through business combinations. Our non-GAAP income tax adjustments will also change because of the resulting impact on non-GAAP pre-tax adjustments. We will also retrospectively revise our historical non-GAAP financial measures.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at 224-383-3263 or via email at phoelscher@horizonpharma.com.

Very truly yours,

/s/ Paul W. Hoelscher
Paul W. Hoelscher
Executive Vice President, Chief Financial Officer

cc: Timothy P. Walbert

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